October 10, 2023
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Costco Wholesale Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the annual period ended September 3, 2023, which was filed with the Securities and Exchange Commission on October 10, 2023.
Respectfully submitted,
Costco Wholesale Corporation

/s/ RICHARD A. GALANTI
Richard A. Galanti
Executive Vice President, Chief Financial Officer and Director